Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 1 to Registration Statement (333-182729) on Form S-1 of Liquidmetal Technologies, Inc. and subsidiaries of our report dated March 30, 2012, relating to our audit of the consolidated financial statements, appearing in the Prospectus, which is part of this Registration Statement. Our report dated March 30, 2012, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern and an explanatory paragraph relating to the adjustments necessary to restate the warrant and earnings per share information for the 2010 consolidated financial statements.

We also consent to the reference to our firm under the caption "Experts" in the Prospectus.

/s/ SingerLewak LLP

Los Angeles, California
August 2, 2012